Exhibit 99.1

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

December 31, 2023

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

For the nine months ended December 31, 2023

	Note	As at December 31, 2023	As at March 31, 2023
ASSETS

Current assets
Cash		$1,453,147	$574,587
GST receivable		39,204	132,515
Prepaid expenses and deposits		328,211	56,710
Net investment in sublease	4	-	31,537

Total current assets		1,820,562	795,349

Non-current assets
Prepaid expenses and deposits		19,744	24,404
Long-term investment		-	2,900
Exploration and evaluation assets	5	13,293,755	12,477,791

Total assets		$15,134,061	$13,300,444
LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	6, 10	$683,944	$1,621,721
Short-term loans payable	7	1,138,610	1,216,715
Lease obligation	4	-	34,386
Loan payable	8	-	40,000

Total current liabilities		1,822,554	2,912,822

Non-current liabilities
Derivative liability	9	264,934	-

Total liabilities		2,087,488	2,912,822

Equity
Capital stock	9	30,995,098	26,449,839
Reserves	9	2,872,303	1,806,894
Deficit		(20,820,828)	(17,869,111)

Total equity		13,046,573	10,387,622

Total liabilities and equity		$15,134,061	$13,300,444

Nature and continuance of operations (Note 1)

Approved and authorized on behalf of the Board on February 13, 2024:

“Jason Barnard”	Director	“Andrew Lyons”	Director
Jason Barnard		Andrew Lyons

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

For the nine months ended December 31, 2023

		For the three-month period ended December 31,		For the nine-month period ended December 31,
	Note	2023	2022	2023	2022

EXPENSES
General and administration	4,7,9,10	$661,082	$956,284	$2,085,129	$1,915,478
Sales and marketing		173,254	51,770	436,865	147,989
Share-based payments	9,10	144,687	776,916	855,461	1,316,890

Loss before other items		(979,023)	(1,784,970)	(3,377,455)	(3,380,357)

OTHER ITEMS
Finance income on sublease	4	-	1,872	1,314	7,432
Foreign exchange gain (loss)		(24,607)	472	(56,252)	(28,105)
Gain on sublease	4	-	1,481	2,962	4,444
Gain on derivative liabilities	9	372,285	-	558,663	-
Gain on sale of property	5	-	3,500,000	-	3,500,000
Interest expense	7	(33,608)	(29,159)	(98,066)	(75,633)
Other income	8	10,013	-	10,810	-
Recovery of flow-through premium liability		-	464,532	-	610,845
Realized loss on marketable securities		-	-	(1,595)	-
Unrealized gain (loss) on marketable securities		-	-	1,850	(4,000)
Write-off of prepaid		-	-	(1,000)	-

Income (loss) and comprehensive income (loss) for the period		$(654,940)	$2,154,228	$(2,958,769)	$634,626

Basic income (loss) per common share		$(0.14)	$0.55	$(0.68)	$0.17
Diluted income (loss) per common share		$(0.14)	$0.53	$(0.68)	$0.16
Weighted average number of common shares outstanding - basic		4,838,329	3,943,682	4,380,810	3,792,918
Dilutive effect - options		-	79,632	-	103,598
Dilutive effect - warrants		-	6,286	-	11,851
Weighted average number of common shares outstanding - diluted		4,838,329	4,029,600	4,380,810	3,908,367

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

For the nine months ended December 31, 2023

	For the nine months ended December 31, 2023	For the nine months ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) and comprehensive income (loss) for the period	$(2,958,769)	$634,626
Items not involving cash:
Finance income on sublease	(1,314)	(7,432)
Forgiveness of debt	(10,000)	-
Gain on derivative liabilities	(558,663)	-
Gain on sale of property	-	(3,500,000)
Interest expense	98,066	14,990
Recovery of flow-through premium liability	-	(610,845)
Share-based payments	855,461	1,316,890
Share for services	187,872	-
Realized loss on marketable securities	1,595	-
Unrealized loss (gain) on marketable securities	(1,850)	4,000
Write-off of prepaid	1,000	-
Changes in non-cash working capital items:
GST receivable	93,311	(27,223)
Accounts receivable	-	(289)
Prepaid expenses and deposits	(267,841)	24,357
Accounts payable and accrued liabilities	(244,240)	49,573
Net cash used in operating activities	(2,805,372)	(2,101,353)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(222,211)	-
Exploration and evaluation expenditures	(1,221,855)	(3,261,683)
Exploration and evaluation recoveries	100,000	100,000
Receipt of sublease payments	32,851	-
Sale of property	-	3,500,000
Sale proceeds from investment	3,155	-
Net cash provided by (used in) investing activities	(1,308,060)	338,317

CASH FLOWS FROM FINANCING ACTIVITIES
Private placement	5,418,400	1,661,807
Share issue costs	(387,416)	(99,624)
Exercise of warrants	-	1,059,017
Exercise of options	131,400	77,750
Short-term loan received (repayment)	(30,000)	1,145,520
Loan interest repayment	(104,579)	-
Receipt of sublease payments	-	49,276
Repayment of lease obligation	(35,813)	(53,720)
Net cash provided by financing activities	4,991,992	3,840,027

Change in cash for the period	878,560	2,076,991
Cash, beginning of the period	574,587	235,455

Cash, end of period	$1,453,147	$2,312,446
Cash paid during the period for interest and taxes	$104,579	$53,720

Supplemental disclosures with respect to cash flow (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

For the nine months ended December 31, 2023

	Capital stock
	Shares	Amount	Reserves	Deficit	Total equity
Balance, March 31, 2022	3,608,519	$24,164,441	$2,294,394	$(19,717,089)	$6,741,746
Private placements	97,753	1,661,807	-	-	1,661,807
Acquisition of exploration and evaluation assets	17,595	152,454	-	-	152,454
Flow-through premium	-	(855,342)	-	-	(855,342)
Share issuance costs	-	(99,624)	-	-	(99,624)
Share issued – warrants exercised	202,750	1,059,017	-	-	1,059,017
Share issued – options exercised	7,000	156,278	(78,528)	-	77,750
Share issued – PSU redeemed	-	177,500	(177,500)	-	-
Share issuance costs – warrants	-	(22,000)	22,000	-	-
Shares-based payments	-	-	1,316,890	-	1,316,890
Options cancelled	-	-	(61,600)	61,600	-
PSU cancelled	-	-	(517,248)	517,248	-
Income for the period	-	-	-	634,626	634,626
Balance, December 31, 2022	3,933,617	26,394,531	2,798,408	(18,503,615)	10,689,324
Flow-through premium	-	(122,192)	-	-	(122,192)
Shares issued – options exercised	6,000	-	-	-	-
Shares issued – warrants exercised	10,000	-	-	-	-
Share issued – PSU redeemed	20,000	177,500	(177,500)	-	-
Share-based payments	-	-	(501,462)	-	(501,462)
Options expired/forfeited	-	-	(829,800)	829,800	-
PSU cancelled	-	-	517,248	(517,248)	-
Income for the period	-	-	-	321,952	321,952
Balance, March 31, 2023	3,969,617	26,449,839	1,806,894	(17,869,111)	10,387,622
Private placements	800,000	5,418,400	-	-	5,418,400
Share issuance costs	-	(657,816)	270,400	-	(387,416)
Derivative liability	-	(823,597)	-	-	(823,597)
Shares issued – options exercised	36,000	184,800	(53,400)	-	131,400
Share issued for services	30,900	187,872	-	-	187,872
Acquisition of exploration and evaluation assets	29,900	235,600	-	-	235,600
Share-based payments	-	-	855,461	-	855,461
Options expired/forfeited	-	-	(7,052)	7,052	-
Loss for the period	-	-	-	(2,958,769)	(2,958,769)
Balance, December 31, 2023	4,866,417	$30,995,098	$2,872,303	$(20,820,828)	$13,046,573

* all shares are on a post consolidated basis (Note 1)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

1.	NATURE AND CONTINUANCE OF OPERATIONS

Foremost Lithium Resource & Technology Ltd. (the “Company”), which is incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT.  The Company’s head office is located at Suite 250, 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T7.  The Company’s registered and records office is located at Royal Centre, 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

On January 4, 2022, the Company changed its name to Foremost Lithium Resource & Technology Ltd.

On February 14, 2022, the Company began trading on the OTCQB Venture Market in the United States under the symbol FRRSF.

On July 5, 2023, the Company consolidated its common shares on the basis of 50 pre-consolidation common shares for one post-consolidation common share. All shares, warrants and stock options in these condensed interim consolidated financial statements are on post-consolidated basis.

On August 22, 2023, the Company began trading on the Nasdaq Capital Market (“NASDAQ”) under the symbols FMST and FMSTW.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2023, the Company has had significant losses resulting in a deficit of $20,820,828 ( March 31, 2023 - $17,869,111). As at December 31, 2023, the Company also had a working capital deficiency of $1,992 ( March 31, 2023 - $2,117,473). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts of the war in the Ukraine to its business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the Company’s business and may make it more difficult for it to raise equity or debt financing.  There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means.  Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). Accordingly, they do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2023, which have been prepared in accordance with IFRS as issued by IASB and IFRIC. These condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of Foremost Lithium Resource & Technology Ltd. and its subsidiaries, Sierra Gold & Silver Ltd. and Sequoia Gold & Silver Ltd.

Name of Subsidiary	Country of Incorporation	Principal Activity	Proportion of Ownership Interest
			December 31, 2023	March 31, 2023
Sierra Gold & Silver Ltd.	USA	Holding Company	100%	100%
Sequoia Gold & Silver Ltd.	Canada	Holding Company	100%	100%

All intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as at March 31, 2023. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2023.

Use of estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect each of the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Significant accounting judgments and critical accounting estimates

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include, but are not limited to, the following:

1.	assessment of any indicators of impairment of the carrying value of the Company’s exploration and evaluation assets;

2.	the ability of the Company to continue as a going concern; and

3.

contingencies which, by their nature, will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company is involved in certain claims, and the likelihood or outcomes of these claims involves the exercise of significant judgement.

Foreign currency translation

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the Company and its subsidiaries is the Canadian dollar, which is also the presentation currency of these condensed interim consolidated financial statements.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets, liabilities and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, and on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments (cont’d…)

FVTPL – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income (loss) and comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of income (loss) and comprehensive income (loss) in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

FVTOCI - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Long-term investment	at FVTPL
Net investment in sublease	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Lease obligation	at amortized cost
Short-term loans payable	at amortized cost
Derivative liability	at FVTPL

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

New accounting standards issued and effective

A number of new standards, and amendments to standards and interpretations, are not effective and have not been early adopted in preparing these condensed interim consolidated financial statements. The following accounting standards and amendments are effective for reporting periods beginning on or after January 1, 2024:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

The adoption of this new accounting standard is not expected to have a material impact on the Company’s condensed interim consolidated financial statements.

4.	LEASES

For the period ending December 31, 2023, interest expense on our lease obligation was $1,427 (2022 - $8,097). The lease term matured on December 31, 2023. The below tables show the continuity of lease obligation and the reconciliation between the undiscounted and discounted balances:

Lease obligation, March 31, 2022	$96,340
Interest expense	9,673
Payments made	(71,627)
Lease obligation, March 31, 2023	34,386
Interest expense	1,427
Payments made	(35,813)
Lease obligation, December 31, 2023	-
Current portion	-
Non-current portion	$-

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

4.	LEASES (cont’d...)

The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 15%.

During the period ended December 31, 2023, the Company recognized a gain on sublease of $2,962 (2022 - $4,295).

For the period ended December 31, 2023, finance income of the net investment in sublease was $1,314 (2022 - $7,432). The sublease term matured on December 31, 2023. The below table shows the continuity of net investment in sublease and the reconciliation between the undiscounted and discounted balances:

Net investment in sublease, March 31, 2022	$88,360
Finance income	8,879
Payments received	(65,702)
Net investment in sublease, March 31, 2023	31,537
Finance income	1,314
Payments received	(32,851)
Net investment in sublease, December 31, 2023	-
Current portion	-
Non-current portion	$-

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

5.	EXPLORATION AND EVALUATION ASSETS

During the period ended December 31, 2023, the following exploration expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Zoro Property	Grass River Property	Winston Property	Peg North Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2023	$1,909,407	$43,500	$1,334,548	$200,000	$150,000	$10,454	$-	$3,647,909
Cash	-	1,755	28,265	100,000	50,000	638	41,553	222,211
Shares	-	-	-	100,000	50,000	-	85,600	235,600
Balance, December 31, 2023	1,909,407	45,255	1,362,813	400,000	250,000	11,092	127,153	4,105,720

Exploration costs
Balance, March 31, 2023	4,653,559	596,124	371,909	660,472	2,509,453	38,365	-	8,829,882
Assay	-	-	-	15,188	2,669	-	-	17,857
Geological, consulting and other	57,773	83,892	47,324	168,254	78,553	4,500	-	440,296
Exploration cost recovery	-	-	-	-	(100,000)	-	-	(100,000)
Balance, December 31, 2023	4,711,332	680,016	419,233	843,914	2,490,675	42,865	-	9,188,035

Total Balance, December 31, 2023	$6,620,739	$725,271	$1,782,046	$1,243,914	$2,740,675	$53,957	$127,153	$13,293,755

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

During the year ended March 31, 2023, the following exploration expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Zoro Property	Grass River Property	Winston Property	Peg North Property	Jean Lake Property	Jol Lithium Property	Total

Acquisition costs
Balance, March 31, 2022	$1,909,407	$40,500	$1,200,586	$-	$50,000	$-	$3,200,493
Cash	-	3,000	133,962	100,000	50,000	8,000	294,962
Shares	-	-	-	100,000	50,000	2,454	152,454
Balance, March 31, 2023	1,909,407	43,500	1,334,548	200,000	150,000	10,454	3,647,909

Exploration costs
Balance, March 31, 2022	3,402,511	-	244,216	-	343,902	-	3,990,629
Assay	805	-	-	-	496	-	1,301
Drilling	29,084	-	-	-	-	-	29,084
Geological, consulting and other	780,155	412,874	127,693	498,213	1,397,541	38,365	3,254,841
Helicopter	441,004	183,250	-	162,259	1,067,514	-	1,854,027
Exploration cost recovery	-	-	-	-	(300,000)	-	(300,000)
Balance, March 31, 2023	4,653,559	596,124	371,909	660,472	2,509,453	38,365	8,829,882

Total Balance, March 31, 2023	$6,562,966	$639,624	$1,706,457	$860,472	$2,659,453	$48,819	$12,477,791

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

Zoro Property

Zoro I

The Company earned a 100% interest in and to the Zoro I Claim in the Snow Lake area in Manitoba by paying a total of $150,000 in cash and by issuing 140,000 common shares (valued at $635,000).

In addition, during the year ended March 31, 2017, the Company issued 20,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee on the Zoro I Claim option agreement.

Zoro North

The Company earned a 100% interest in and to all lithium-bearing pegmatites and lithium related minerals in the Zoro North property located near Snow Lake, Manitoba, subject to a 2% net smelter return royalty (“NSR”), by paying a total of $250,000 in cash, by issuing $250,000 in shares (52,656 shares issued) and by incurring $1,000,000 in exploration expenditures.

The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, by making a $1,000,000 cash payment, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on this property.

During the option period, the Company will be solely responsible for carrying out and administering all exploration, development and mining work on the property and for maintaining the property in good standing.

Green Bay Claims

The Company earned a 100% interest in and to all lithium-bearing pegmatites and lithium related minerals in the Green Bay Claims located in Manitoba by paying $250,000 in cash and by issuing $250,000 in shares (54,494 shares issued).

The property is subject to a 2% NSR. The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources Limited (“Strider”), by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

During the option period, the Company is responsible for carrying out and administering all exploration, development and mining work on the property and for maintaining the property in good standing.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500. During the year ended March 31, 2023, the Company staked additional claims on the Grass River Property for $3,000. During the period ended December 31, 2023, the Company staked additional claims on the Grass River Property for $1,755.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

Peg North Property

During the year ended March 31, 2023, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba upon completion of the following:

(a)	cash payments of $750,000 as follows:
(i)	a cash payment of $100,000 on or before June 23, 2022 (paid);
(ii)	a cash payment of $100,000 on or before June 9, 2023 (paid);
(iii)	a cash payment of $100,000 on or before June 9, 2024;
(iv)	a cash payment of $150,000 on or before June 9, 2025;
(v)	a cash payment of $150,000 on or before June 9, 2026; and
(vi)	a cash payment of $150,000 on or before June 9, 2027; and

(b)	the issuance of $750,000 in shares of the Company as follows;
(i)	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
(ii)	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
(iii)	the issuance of $100,000 in common shares on or before June 9, 2024;
(iv)	the issuance of $150,000 in common shares on or before June 9, 2025;
(v)	the issuance of $150,000 in common shares on or before June 9, 2026; and
(vi)	the issuance of $150,000 in common shares on or before June 9, 2027; and

(c)	incurring exploration expenditures totaling $3,000,000 (incurred $843,914) due on or before June 9, 2027.

The property is subject to a 2% NSR. Pursuant to a second agreement entered into during the year ended March 31, 2023, the Company can make a one-time $1,500,000 payment to re-purchase 1% of the NSR once the 100% interest has been earned.

Winston Property

Ivanhoe/Emporia claims

In accordance with the terms and condition of the underlying purchase agreement, in order to complete the acquisition of the Ivanhoe/Emporia claims, the Company is required to pay the original owner of the claims the remaining purchase price of US$315,205 (US$184,795 paid). Before the remaining purchase price is paid in full, the acquisition is subject to a minimum monthly royalty payment based on the monthly average silver price which reduces the remaining purchase price once paid. The accrued minimum monthly royalty payments outstanding as of December 31, 2023, totals US$244,925 ( March 31, 2023 – US$231,125). The agreement also entitles the owner to a permanent 2% NSR.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

Winston Property (cont’d...)

Little Granite Claims

During the year ended March 31, 2023, the Company amended the terms of its option agreement and acquired a 100% interest in the Little Granite claims by issuing a US$75,000 promissory note (Note 7). The promissory note was due on October 15, 2023, and was fully paid during the period ended December 31, 2023.

Prior to acquiring the 100% interest, during prior fiscal years, the Company had the following option agreements which are now superseded:

During the year ended March 31, 2015, the Company entered into an option agreement with Redline Minerals Inc., Redline Mining Corporation and Southwest Land & Exploration Inc. (collectively, the “Optionors”) to acquire up to an 80% interest in the Winston Property consisting of the Little Granite claims and the Ivanhoe/Emporia claims located in Sierra County, New Mexico, U.S.A.

During the years ended March 31, 2016 and 2017, the Company amended the option agreement with the Optionors to acquire an initial 50% interest upon completion of the following:

(a)	the cash payment of non-refundable deposits of $35,000 (paid);

(b)	cash payments of $81,250 (paid);

(c)	the cash payment of $13,750 on or before November 15, 2014 (paid);

(d)	the issuance of 6,000 common shares of the Company on January 15, 2015 (issued);

(e)	cash payments of $120,000 as follows:
(i)	the cash payment of $40,000 on or before February 28, 2016 (paid);
(ii)	the cash payment of $40,000 on or before June 1, 2016 (paid); and
(iii)	the cash payment of $40,000 on or before June 1, 2017 (see amended terms below);

(f)	the issuance of 50,000 common shares (30,000 shares issued) of the Company as follows:
(i)	10,000 common shares on or before October 17, 2014 (issued);
(ii)	10,000 common shares on or before October 17, 2015 (issued);
(iii)	10,000 common shares on or before October 17, 2016; (issued);
(iv)	10,000 common shares on or before October 17, 2017 (superseded, see above); and
(v)	10,000 common shares on or before October 17, 2018 (superseded, see above); and

(g)	incurring exploration expenditures totaling $300,000 due on or before October 17, 2017 (superseded, see above).

The agreement was also amended to include a further option to acquire up to an additional 30% (80% in total interest).

In exchange for the amendment of the option agreement, the Company issued 2,000 common shares at a fair value of $3,000 on February 26, 2016.

During the year ended March 31, 2017, the Company made a $25,000 cash payment to the original vendors of the Winston Property.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

Winston Property (cont’d...)

During the year ended March 31, 2018, the Company’s wholly-owned subsidiary offered to acquire a 100% interest to the claims from the Optionors by completing the following:

(a)	a cash payment of $35,000 (paid);
(b)	the issuance of 50,000 common shares of the Company (issued and valued at $275,000); and
(c)	the issuance of a $50,000 non-interest-bearing promissory note which is repayable on August 24, 2017 (issued and repaid).

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Little Granite claims, the Company is required to make the following payments:

(a)	cash payments of US $12,000 on or before July 15, 2017 (paid);
(b)	cash payments of US $6,000 on or before March 31, 2018 (paid);
(c)	cash payments of US $12,000 on or before July 15, 2018 (paid);
(d)	cash payments of US $12,000 on or before July 15, 2019 (paid);
(e)	cash payments of US $12,000 on or before July 15, 2020 (paid);
(f)	cash payments of US $19,000 on or before October 1, 2020 (paid);
(g)	cash payments of US $19,000 on or before October 1, 2021 (paid); and
(h)	cash payments of US $380,000 on or before October 1, 2022 (paid US$19,000) (see amended terms above).

Jean Lake Property

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in the Jean Lake lithium-gold project located in Manitoba.

The option agreement provides that in order for the Company to earn a 100% interest in the project it is required to make the following cash payments and share issuances to Mount Morgan Resources Ltd. and incur the following project exploration expenditures as follows:

(a)	pay $25,000 in cash (paid) and issue common shares of the Company having a value of $25,000 (5,000 shares issued) on or before August 1, 2021;
(b)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,704 shares issued) and incur $50,000 in exploration expenditures (incurred) on or before July 30, 2022;
(c)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,128 shares issued) and incur $100,000 (accumulated) in exploration expenditures (incurred) by July 30, 2023;
(d)	pay $50,000 in cash, issue $50,000 in common shares and incur $150,000 (accumulated) in exploration expenditures (incurred) by July 30, 2024; and
(e)	pay $75,000 in cash, issue $75,000 in common shares and incur $200,000 (accumulated) in exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

During the year ended March 31, 2022, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $200,000 during the year ended March 31, 2022 and $100,000 during the year ended March 31, 2023.

During the year ended March 31, 2023, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $200,000 during the year ended March 31, 2023. The remaining $100,000 was received during the period ended December 31, 2023.

Lac Simard South Property

During the period ended December 31, 2023, the Company entered into an agreement, and earned a 100% interest in, the Lac Simard South property located in Quebec by paying $35,000 (paid) and issuing 10,700 common shares (issued and valued at $85,600). The Company also has additional mineral claims within the area of this property.

Jol Lithium Property

During the year ended March 31, 2023, the Company entered into an agreement and acquired a 100% interest in the MB3530 claim located in the Snow Lake area of Manitoba.  To earn the interest, the Company paid $8,000 and issued 364 common shares.  The property is subject to a 2% NSR.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	Note	December 31, 2023	March 31, 2023
Trade payables		$168,910	$884,741
Advance royalty payable		324,445	313,001
Accrued liabilities		102,450	311,004
Due to related parties	10	88,139	112,975
Total		$683,944	$1,621,721

During the year ended March 31, 2023, the Company wrote-off $184,813 of accounts payable resulting in a gain on forgiveness of debt of $184,813. During the period ended December 31, 2023, no such write-offs occurred.

7.	SHORT-TERM LOANS PAYABLE

	December 31, 2023	March 31, 2023

Loan payable on demand, unsecured with 10% interest per annum and no fixed term	$5,000	$5,000
Loan payable on May 10, 2024, secured, with 11.35% interest per annum	1,133,610	1,143,998
US $50,000 promissory note (Note 5), repaid during the current period (Note 5)	-	67,717
	$1,138,610	$1,216,715

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

7.	SHORT-TERM LOANS PAYABLE (cont’d...)

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company.  The Loan accrues interest at a rate of 11.35% (amended on May 1, 2023 from 8.35%), payable monthly, and matures on May 10, 2024 (amended from May 10, 2023). The Loan is secured against all of the assets of the Company. The Company incurred and paid an aggregate of $94,191 (2022 - $45,134) in interest on the Loan during the period ended December 31, 2023.

8.	LOANS PAYABLE

During the year ended March 31, 2021, the Company received a loan of $40,000 from the Canada Emergency Business Account to provide emergency support to businesses due to the impact of COVID-19. The loan is non-interest bearing until December 31, 2023, after which it will incur interest at 5% per annum. During the period ended December 31, 2023, the Company repaid $30,000 and recorded the remaining $10,000 as other income in profit and loss as the balance was forgiven.

9.	CAPITAL STOCK AND RESERVE

a)	Authorized capital stock:

As at December 31, 2023, the authorized capital stock of the Company was:

(a)	an unlimited number of common shares without par value; and

(b)	all issued shares are fully paid.

b)	Issued capital stock:

During the period ended December 31, 2023, the Company:

(a)

closed an underwritten public offering in the United States (the “Offering”).  The Company sold 800,000 units, each consisting of one common share and one warrant to purchase one common share, at a public offering price of $6.77 (USD $5.00) per unit. The warrants are exercisable into common shares at a price of USD $6.25 for five years. As the warrants are denominated in a currency other than the functional currency, the Company recognized a derivative liability valued at $823,597 associated with the warrants. As at December 31, 2023, the Company revalued the derivative liability at $264,934 resulting in an unrealized gain on change in fair value of warrants of $558,663 through profit or loss for the period ended December 31, 2023. It was estimated using a Level 1 fair value measurement. The aggregate gross proceeds to the Company from the Offering were $5,418,400 (USD $4,000,000), before deducting underwriting discounts of $387,416 (USD $286,000) and offering expenses. The Company also issued 40,000 underwriter’s warrants (valued at $270,400). All securities issued are free from any resale restrictions under applicable Canadian and United States securities laws.  The common shares and unit warrants sold in the Offering began trading on NASDAQ under the symbols FMST and FMSTW, respectively, on August 22, 2023;

(b)	issued 10,700 common shares at a value of $85,600 as part of the acquisition payments for the Lac Simard South option agreement (see Note 5);

(c)	issued 13,072 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement (see Note 5);

9.	CAPITAL STOCK AND RESERVE (cont’d…)

(d)	issued 6,128 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement (see Note 5);

(e)	issued 30,900 common shares at a value of $187,872 to a non-related consulting firm for services; and

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

(f)

issued 36,000 common shares upon exercise of options for gross proceeds of $131,400, resulting in a reallocation of share-based reserves of $53,400 from reserves to share capital. The weighted average share price on the date of the option exercises was $4.95.

c)	Stock options:

The Company’s Stock Option plan allows for the Board to grant stock options to Executives Officers, Directors, employees and consultants up to 10% of the issued and outstanding common stock of the Company.

During the period ended December 31, 2023, the Company:

(a)	granted a stock options for 17,500 shares to a consultant of the Company. The option is exercisable at $5.65 per share for three years with an estimated fair value of $60,200 and vests immediately;

(b)

granted stock options for an aggregate of 40,000 shares to directors and a consultant of the Company. The options are exercisable at $6.60 per share for three years with an estimated fair value of $173,500 and vest immediately;

(c)

granted stock options for an aggregate of 85,000 shares to officers of the Company.  The options are exercisable at $6.60 per share for five years with an estimated fair value of $445,500 and vest immediately;

(d)	granted a stock option for 36,000 shares to a consultant of the Company. The option is exercisable at $3.65 per share for one year with an estimated fair value of $53,400 and vests immediately; and

(e)	granted a stock option for 20,000 shares to a director of the Company. The option is exercisable at $5.47 per share for three years with an estimated fair value of $75,500 and vests immediately.

During the year ended March 31, 2023, the Company:

(a)	granted a stock option for 20,000 shares to a consultant of the Company. The option is exercisable at $12.75 per share for three years with an estimated fair value of $198,300 and vests immediately;

(b)	granted a stock option for 8,000 shares to a consultant of the Company. The option is exercisable at $13.75 per share for three years with an estimated fair value of $83,200 and vests immediately;

(c)	granted a stock option for 62,000 shares to a consultant of the Company. The option is exercisable at $9.00 per share for three years with an estimated fair value of $395,600 and vests immediately;

(d)

granted stock options for 31,000 shares to a consultant of the Company. The options are exercisable at $9.50 per share for three years with an estimated fair value of $208,600 and vest immediately; and

(e)	had 121,000 stock options that expired or were forfeited, resulting in a reallocation of share-based reserves of $891,400 from reserves to deficit.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

9.	CAPITAL STOCK AND RESERVE (cont’d…)

c)	Stock options: (cont’d…)

Stock option transactions for the period ended December 31, 2023 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited/ Expired	Balance December 31, 2023	Exercisable

March 1, 2024	$16.50	15,000	-	-	-	15,000	15,000
November 14, 2024	$3.65	-	36,000	(36,000)	-	-	-
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	-	62,000	62,000
December 13, 2025	$9.50	31,000	-	-	(10,000)	21,000	21,000
January 15, 2026	$7.25	35,300	-	-	-	35,300	35,300
August 25, 2026	$5.65	-	17,500	-	-	17,500	17,500
September 6, 2026	$6.60	-	40,000	-	-	40,000	40,000
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 4, 2026	$5.47	-	20,000	-	-	20,000	20,000
February 16, 2027	$17.50	20,000	-	-	(20,000)	-	-
September 6, 2028	$6.60	-	85,000	-	-	85,000	85,000
Total		211,300	198,500	(36,000)	(30,000)	343,800	343,800

Weighted average exercise price		$10.81	$5.87	$3.65	$14.83	$8.46	$8.46

Weighted average remaining life (years)						2.61

The fair value of stock options was calculated using the Black-Scholes option pricing model with the following weighted average assumptions.

	Weighted Average for the period ended December 31, 2023	Weighted Average for the year ended March 31, 2023

Fair value per option	$4.07	$6.00
Exercise price	$5.87	$11.00
Expected life (years)	3.50	3.00
Interest rate	4.22%	3.49%
Annualized volatility (based on historical volatility)	109%	118%
Dividend yield	0.00%	0.00%

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

9.	CAPITAL STOCK AND RESERVE (cont’d…)

c)	Stock options: (cont’d…)

Stock option transactions for the year ended March 31, 2023 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2023	Exercisable
January 4, 2023	$14.25	105,000	-	-	(105,000)	-	-
March 1, 2024	$16.50	15,000	-	-	-	15,000	15,000
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	-	20,000	-	-	20,000	20,000
September 6, 2025	$13.75	-	8,000	-	-	8,000	8,000
November 20, 2025	$4.00	8,000	-	(2,000)	-	6,000	6,000
December 2, 2025	$9.00	-	62,000	-	-	62,000	62,000
December 13, 2025	$9.50	-	31,000	-	-	31,000	31,000
January 15, 2026	$7.25	41,300	-	(6,000)	-	35,300	35,300
October 21, 2026	$5.25	5,000	-	(5,000)	-	-	-
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 3, 2026	$12.50	6,000	-	-	(6,000)	-	-
January 17, 2027	$20.50	10,000	-	-	(10,000)	-	-
February 16, 2027	$17.50	20,000	-	-	-	20,000	20,000
Total		224,300	121,000	(13,000)	(121,000)	211,300	211,300

Weighted average exercise price		$12.88	$10.06	$5.98	$14.67	$10.81	$10.81

Weighted average remaining life (years)						2.57

d)	Performance Stock Options:

During the year ended March 31, 2022, the Company granted a performance-based stock option for 15,000 common shares to a consultant of the Company. The option is exercisable at $14.25 per share for two years with an estimated fair value of $126,297 and vests 100% when the closing share price is $25.00 or higher for three consecutive trading days. For the nine-month period ended December 31, 2023, the Company recorded $47,361 (2022 - $47,361) as share-based compensation.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

9.	CAPITAL STOCK AND RESERVE (cont’d…)

d)	Performance Stock Options: (cont’d…)

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited/ Expired	Balance December 31, 2023	Exercisable
March 31, 2024	$14.25	15,000	-	-	-	15,000	-
Total		15,000	-	-	-	15,000	-

Weighted average exercise price		$14.25	-	-	-	$14.25	-

Weighted average remaining life (years)						0.75

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2023	Exercisable
March 31, 2024	$14.25	15,000	-	-	-	15,000	-
Total		15,000	-	-	-	15,000	-

Weighted average exercise price		$14.25	-	-	-	$14.25	-

Weighted average remaining life (years)						1.25

e)	Warrants:

A continuity of the warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Cancelled/ Expired	Balance December 31, 2023

December 2, 2023	$6.50	24,000	-	-	(24,000)	-
August 24, 2028	USD$6.25	-	800,000	-	-	800,000
Total		24,000	800,000	-	(24,000)	800,000
Weighted average exercise price		$6.50	USD$6.25	-	$6.50	USD$6.25
Weighted average remaining life (years)						4.65

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

9.	CAPITAL STOCK AND RESERVE (cont’d…)

e)	Warrants: (cont’d…)

A continuity of the warrants granted is as follows for the year ended March 31, 2023:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2023

August 28, 2022	$3.75	53,778	-	(53,778)	-	-
August 28, 2022	$5.00	121,600	-	(121,600)	-	-
October 29, 2022	$12.50	36,166	-	(3,572)	(32,594)	-
December 15, 2022	$5.00	22,000	-	(10,000)	(12,000)	-
December 2, 2023	$6.50	47,800	-	(23,800)	-	24,000
Total		281,344	-	(212,750)	(44,594)	24,000
Weighted average exercise price		$5.98	-	$4.98	$10.48	$6.50
Weighted average remaining life (years)						0.67

f)	Agent warrants:

During the period ended December 31, 2023, the Company issued 40,000 warrants to certain underwriters/agents in connection with private placement financings which are subject to cashless exercise.  A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Cancelled/ Expired	Balance December 31, 2023

July 19, 2024	$10.00	5,765	-	-	-	5,765
August 21, 2028	USD$6.25	-	40,000	-	-	40,000
Total		5,765	40,000	-	-	45,765

Weighted average exercise price		$10.00	USD$6.25	-	-	-

Weighted average remaining life (years)						4.13

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

9.	CAPITAL STOCK AND RESERVE (cont’d…)

f)	Agent warrants: (cont’d…)

During the year ended March 31, 2023, the Company issued 5,765 agent warrants in connection with private placement financings. A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2023

July 19, 2024	$10.00	-	5,765	-	-	5,765
Total		-	5,765	-	-	5,765

Weighted average exercise price		-	$10.00	-	-	$10.00

Weighted average remaining life (years)						1.30

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the period ended December 31, 2023	For the year ended March 31, 2023

Fair value per agents warrant	$5.67	$3.81
Exercise price	USD$6.25	$10.00
Expected life (years)	5.00	2.00
Interest rate	4.14%	3.30%
Annualized volatility (based on historical volatility)	113%	120%

10.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them.  The remuneration of directors and other members of key management personnel during the periods ended December 31, 2023 and 2022 was as follows:

For the period ended December 31, 2023 Paid or accrued to:	Management fees	Consulting fees	Share-based payments	Total
Key management personnel:
Current and former directors, officers and companies controlled by them	$434,131	$116,123	$651,125	$1,201,379

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

10.	RELATED PARTY TRANSACTIONS (cont’d…)

For the period ended December 31, 2022 Paid or accrued to:	Management fees	Investor relation fees	Share-based payments	Total
Key management personnel:
Current and former directors, officers and companies controlled by them	$270,569	$66,530	$736,726	$1,073,825

Additionally, please refer to Note 7 on the short-term related party Loan payable.

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	As at December 31, 2023	As at March 31, 2023
Current and former directors, officers and companies controlled by them	$88,139	$112,975

11.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the period ended December 31, 2023, significant non-cash investing and financing transactions included:

(a)	included in accounts payable and accrued liabilities was $341,831 related to exploration and evaluation assets;

(b)	issued 29,900 common shares with a fair value of $235,600 for the acquisition of exploration and evaluation assets;

(c)	issued 40,000 underwriter/agent warrants valued at $270,400 for the public Offering in the United States; and

(d)	issued 30,900 common shares at a value of $187,872 to non-related consulting firm for services.

During the period ended December 31, 2022, significant non-cash investing and financing transactions included:

(a)	included in accounts payable and accrued liabilities was $738,624 related to exploration and evaluation assets;

(b)	included in short-term loans payable $67,717 related to exploration and evaluation assets; and

(c)	issued 879,732 common shares with a fair value of $152,454 for the acquisition of exploration and evaluation assets.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

12.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	December 31, 2023	March 31, 2023
Exploration and evaluation assets
Canada	$11,511,709	$10,713,334
United States	1,782,046	1,706,457
	$13,293,755	$12,477,791

13.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern.  In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.  The Company is not exposed to any externally imposed capital requirements.  The Company’s overall strategy remains unchanged from fiscal year 2024.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

13.	FINANCIAL RISK MANAGEMENT (cont’d…)

Fair value (cont’d…)

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment and derivative liability were calculated using Level 1 inputs.

The carrying value of cash, accounts payable and accrued liabilities, the current portion of net investment in sublease, lease obligations and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2023, the Company had a cash balance of $1,453,147 ( March 31, 2023 – $574,587) to settle current liabilities of $1,822,554 ( March 31, 2023 – $2,912,822).  All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms.  The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern.  Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt.  The Company’s cash does not have significant exposure to interest rate risk.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
For the nine months ended December 31, 2023

13.	FINANCIAL RISK MANAGEMENT (cont’d…)

Financial risk factors (cont’d…)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.